Exhibit (a)(5)(K)

Carlyle, SK Capital Partners and bluebird bio Provide Updated Tender Instructions

Stockholders that have previously tendered their shares must re-tender their shares

Stockholders may elect to receive either $3.00 per share plus CVR of $6.84 per share in cash payable upon achievement of a net sales milestone or $5.00 per share with no CVR

SOMERVILLE, Mass.—(BUSINESSWIRE)—May 16, 2025—As previously announced on May 14, 2025, Carlyle (NASDAQ: CG) (“Carlyle”), SK Capital Partners, LP (“SK Capital”) and bluebird bio, Inc. (NASDAQ: BLUE) (“bluebird”), have amended their definitive agreement pursuant to which Carlyle and SK Capital will purchase all of the outstanding shares of bluebird. The parties have issued the following updated instructions for stockholders to tender their shares into the offer.

Updated Instructions for Stockholders:

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Contrary to prior instructions, stockholders that have previously tendered their shares must re-tender their shares and complete and sign the letter of election and transmittal attached to the Offer to Purchase. Detailed instructions are available in the Offer to Purchase.

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Previously tendered shares will not be valid unless they are re-tendered with an election. If stockholders that previously tendered do not take action, it will have the same effect as withdrawing previously tendered shares from the offer.

•	Stockholders that hold shares of bluebird through a broker or other nominee may be subject to a processing cutoff that is prior to the tender deadline, so it is important to act now.

•	Stockholders who need assistance with tendering their shares of bluebird may contact the Information Agent, Innisfree M&A Incorporated, by calling toll-free at (877) 825-8793.

Details on Amended Agreement:

Under the terms of the amended agreement bluebird stockholders can elect to receive either (x) the original offer of $3.00 per share in cash plus a contingent value right (“CVR”) of $6.84 per share in cash payable upon achievement of a net sales milestone or (y) $5.00 per share in cash. The amended offer price provides an alternative for stockholders who would prefer greater upfront cash consideration instead of the potential upside of the CVR. Any shares tendered for which no election is made will receive the original consideration of $3.00 per share in cash plus a CVR per share.

The bluebird board of directors unanimously approved the amended agreement and recommends that all stockholders immediately tender their shares in support of the transaction. The bluebird board of directors continues to believe that the transaction with Carlyle and SK Capital, as amended, represents the only viable option for stockholders to receive consideration for their shares. Absent a majority of stockholders tendering, bluebird is at significant risk of defaulting on its loan agreements with Hercules Capital, and it is extremely unlikely that stockholders would receive any consideration for their shares in a bankruptcy or liquidation.

As previously announced on May 5, 2025, Carlyle and SK Capital have received all required regulatory approvals to complete the transaction, and all parties expect the transaction to be consummated promptly following the successful completion of the ongoing tender offer, which expires one minute after 11:59 p.m. New York City time on May 29, 2025.

About bluebird bio, Inc.

Founded in 2010, bluebird has been setting the standard for gene therapy for more than a decade—first as a scientific pioneer and now as a commercial leader. bluebird has an unrivaled track record in bringing the promise of gene therapy out of clinical studies and into the real-world setting, having secured FDA approvals for three therapies in under two years. Today, we are proving and scaling the commercial model for gene therapy and delivering innovative solutions for access to patients, providers, and payers.

With a dedicated focus on severe genetic diseases, bluebird has the largest and deepest ex-vivo gene therapy data set in the field, with industry-leading programs for sickle cell disease, ß-thalassemia, and cerebral adrenoleukodystrophy. We custom design each of our therapies to address the underlying cause of disease and have developed in-depth and effective analytical methods to understand the safety of our lentiviral vector technologies and drive the field of gene therapy forward.

bluebird continues to forge new paths as a standalone commercial gene therapy company, combining our real-world experience with a deep commitment to patient communities and a people-centric culture that attracts and grows a diverse flock of dedicated birds.

About Carlyle

Carlyle (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across its business and conducts its operations through three business segments: Global Private Equity, Global Credit and Carlyle AlpInvest. With $453 billion of assets under management as of March 31, 2025, Carlyle’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which we live and invest. Carlyle employs more than 2,300 people in 29 offices across four continents. Further information is available at www.carlyle.com. Follow Carlyle on X @OneCarlyle and LinkedIn at The Carlyle Group.

About SK Capital

SK Capital is a transformational private investment firm with a disciplined focus on the life sciences, specialty materials, and ingredients sectors. The firm seeks to build resilient, sustainable, and growing businesses that create substantial long-term value. SK Capital aims to utilize its industry, operating, and investment experience to identify opportunities to transform businesses into higher performing organizations with improved strategic positioning, growth, and profitability, as well as lower operating risk. SK Capital’s portfolio of businesses generates revenues of approximately $12 billion annually, employs more than 25,000 people globally, and operates more than 200 plants in over 30 countries. The firm currently has approximately $9 billion in assets under management. For more information, please visit www.skcapitalpartners.com.

Additional Information and Where to Find It

This communication is not an offer to buy nor a solicitation of an offer to sell any securities of bluebird. The solicitation and the offer to buy shares of bluebird’s common stock is only being made pursuant to the Tender Offer Statement on Schedule TO (as amended), including an offer to purchase, a letter of election and transmittal and other related materials, that Parent and Merger Sub filed with the SEC. In addition, bluebird filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended) with respect to the tender offer. Investors may obtain a free copy of these materials and other documents filed by Parent, Merger Sub and bluebird with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by (i) bluebird under the “Investors & Media” section of bluebird’s website at www.bluebirdbio.com or (ii) by Parent and Merger Sub by calling Innisfree M&A Incorporated, the information agent for the Offer, toll-free at (877) 825-8793 for stockholders or by calling collect at (212) 750-5833 for banks or brokers.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 OF BLUEBIRD AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included in this press release that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on bluebird’s current beliefs and expectations and include, but are not limited to: statements regarding beliefs about the potential benefits of the transaction contemplated by the Agreement and Plan of Merger, dated as of February 21, 2025 (the “Merger Agreement”), by and among bluebird, Parent and Merger Sub; the planned completion and timing of the transaction contemplated by the Merger Agreement; statements regarding bluebird’s future results of operations and financial position; bluebird’s expectations with respect to the commercialization of its products, including without limitation, patient demand, the timing and amount of revenue recognition; and bluebird’s ability to establish favorable coverage for its therapies. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the offer and the merger; uncertainties as to the percentage of bluebird stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the offer or the merger may not be satisfied or waived; risks relating to bluebird’s liquidity during the pendency of the offer and the merger or in the event of a termination of the Merger Agreement; risks that the milestone related to the contingent value right is not achieved; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from bluebird’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; delays and challenges in bluebird’s commercialization and manufacturing of its products, including challenges in manufacturing vector for ZYNTEGLO and SKYSONA to meet current demand; the internal and external costs required for bluebird’s ongoing and planned activities, and the resulting impact on expense and use of cash, has been, and may in the future be, higher than expected, which has caused bluebird, and may in the future cause bluebird, to use cash more quickly than it expects or change or curtail some of its plans or both; substantial doubt exists regarding bluebird’s ability to continue as a going concern; bluebird’s expectations as to expenses, cash usage and cash needs may prove not to be correct for other reasons such as changes in plans or actual events being different than bluebird’s assumptions; the risk that additional funding may not be available on acceptable terms, or at all; risks related to bluebird’s loan agreement, including the risk that operating restrictions could adversely affect bluebird’s ability to conduct its business, the risk that bluebird will not achieve milestones required to access future tranches under the agreement, and the risk that bluebird will fail to comply with covenants under the agreement, including with respect to required cash and revenue levels, which could result in an event of default; the risk that the efficacy and safety results from bluebird’s prior and ongoing clinical trials will not continue or be seen in the commercial context; the risk that the QTCs experience delays in their ability to enroll or treat patients; the risk that bluebird experiences delays in establishing operational readiness across its supply chain; the risk that there is not sufficient patient demand or payer reimbursement to support continued commercialization of bluebird’s therapies; the risk of insertional oncogenic or other safety events associated with lentiviral vector, drug product, or myeloablation, including the risk of hematologic malignancy; the risk that bluebird’s products, including LYFGENIA, will not be successfully commercialized; and other risks and uncertainties pertaining to bluebird’s business, including the risks and uncertainties detailed in bluebird’s prior filings with the SEC, including under the heading “Risk Factors” in bluebird’s Annual Report on Form 10-K for the year ended December 31, 2024, and any subsequent Quarterly Reports on Form 10-Q filed with the SEC.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and we undertake no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Investors & Media Contacts

Bluebird

Investors:

Courtney O’Leary

(978) 621-7347

coleary@bluebirdbio.com

Media:

Jess Rowlands

(857) 299-6103

jess.rowlands@bluebirdbio.com

Carlyle

Media:

Brittany Berliner

(212) 813-4839

brittany.berliner@carlyle.com

SK Capital

Ben Dillon

(646)-278-1353

bdillon@skcapitalpartners.com

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